EXHIBIT 7.1

Other financial data	2009	2008	2007	2006	2005
Return on average total assets (1)	0.33%	0.14%	0.71%	0.94%	0.99%
Return on average ordinary shareholders’ equity (2)	9.0%	3.9%	21.9%	26.1%	29.6%
Average owners’ equity as a percentage of average total assets	3.6%	3.5%	3.2%	3.6%	3.3%
Risk asset ratio — Tier 1	10.1%	10.1%	9.8%	9.9%	10.1%
Risk asset ratio — Total	13.4%	14.5%	13.2%	12.9%	14.1%
Ratio of earnings to combined fixed charges and preference share dividends (3)
— including interest on deposits	1.34	1.16	1.43	1.64	1.84
— excluding interest on deposits	1.70	1.51	2.50	3.09	4.02
Ratio of earnings to fixed charges only (3)
— including interest on deposits	1.34	1.16	1.43	1.64	1.84
— excluding interest on deposits	1.70	1.51	2.50	3.09	4.02

Notes:
(1)	Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)	Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders’ equity.

(3)
For this purpose, earnings consist of income before tax and minority interests, plus fixed charges less the unremited income of associated undertakings (share of profits less dividends received). Fixed charges consist of total interest expense, including or excluding interest on deposits and debt securities in issue, as appropriate, and the proportion of rental expense deemed representative of the interest factor (one third of total rental expenses).

(4)
Upon adoption of IFRS by listed banks in the UK on 1 January 2005, the Financial Services Authority changed its regulatory requirements such that the measurement of capital adequacy was based on IFRS subject to a number of prudential filters. The Risk Asset Ratios have been presented in compliance with these revised FSA requirements.